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July 25, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on June 27, 2025
CIK No. 0002068577
Ladies and Gentlemen:
On behalf of Black Rock Coffee Bar, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 10, 2025 relating to the Company’s Amendment No. 1 to its confidential draft registration statement on Form S-1 submitted to the Commission on June 27, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 2 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comment and updating the Registration Statement. For the Staff’s reference, we are providing to the Staff electronic copies of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement.

July 25, 2025

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.
Draft Registration Statement on Form S-1
Certain Definitions, page 4
1.We note your response to prior comment 4 and reissue in part. We acknowledge the changes made to page 5 in the definition of "TRA Parties." Please disclose which Continuing Equity Owners will be parties to the TRA, rather than "certain Continuing Equity Owners." Given the size of the expected payments, shareholders should clearly understand who is receiving such payments.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the definition on page 5 of the Amended Registration Statement to further clarify the parties to the TRA.
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Any comments or questions regarding the foregoing should be directed to the undersigned at 312-876-7605. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott W. Westhoff

Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Mark Davis, Black Rock Coffee Bar, Inc.
Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP